[Letterhead of QAD Inc.]
January 16, 2009
Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549
Dear Ms. Collins:
QAD Inc., (the “Company”) submits this letter in response to the Comment Letter dated December 23, 2008 (the “Comment Letter”) in reference to File No. 0-22823 QAD Inc. Form 10-K for the Fiscal Year Ended January 31, 2008.
In this letter, we have recited the Staff’s comments in italicized type and have followed each comment with the Company’s response.
Form 10-K for the Fiscal Year Ended January 31, 2008
General
1.	You state on page 65 and elsewhere in your Form 10-K that you operate in the Middle East and Africa, Iran, Syria, and Sudan, countries located in the Middle East and Africa, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include any disclosure regarding any contacts with Iran, Syria, or Sudan. Please describe to us the nature and extent of your past, current, and anticipated business contacts with Iran, Syria, or Sudan, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products, equipment, components, technology, or services you have provided into the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments .

Response: The Company does not have past, current or anticipated direct or indirect business contacts with Iran, Syria or Sudan. We respectfully refer you to our 10-K and note that these countries are not listed as those we have dealings with. The Company has not provided any products, equipment, components, technology, or services into the referenced countries, directly or indirectly, and does not have any agreements, commercial arrangements, or other contacts with the governments of the referenced countries or entities controlled by those governments. The Company maintains an export compliance policy which requires the Company to be in compliance with the rules and regulations issued by the Office of Foreign Assets Control of the U.S. Department of Treasury. In addition, the Company reviews all contracts and delivery locations to ensure compliance with this policy.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations, page 35
2.	Tell us your consideration to disclose the Company’s obligations for unrecognized tax benefits in your table of contractual obligations. We refer you to Item 303(A)(5) of Regulation S-K.
Response: The Company notes that the table of contractual obligations represents a summary of expected cash payments. We refer the Staff to Note 7 “Income Taxes,” on pages 61 through 63 of the 2008 Form 10-K, which outlines that, as of January 31, 2008, the amount of unrecognized tax benefits, including related estimated interest and penalties was approximately $2.4 million. We have omitted unrecognized tax benefits from this table due to the inherent uncertainty regarding the timing of potential issue resolution within each jurisdiction. Specifically, either (a) the underlying positions have not been fully enough developed under audit to quantify at this time, or (b) the years relating to the issues for certain jurisdictions are not currently under audit. In future filings we will include a footnote to our Contractual Obligations table to indicate the amount of unrecognized tax benefits that have not been included in the table. We expect that disclosure to include the following language: “We have omitted unrecognized tax benefits from this table due to the inherent uncertainty regarding the timing of potential issue resolution within each jurisdiction. Specifically, either (a) the underlying positions have not been fully enough developed under audit to quantify at this time, or (b) the years relating to the issues for certain jurisdictions are not under audit.”
Consolidated Statements of Income, page 44
3.	We note that when the Company enters into an arrangement that does not qualify for separate accounting of the software license and consulting transactions, the software license revenue is recognized together with the consulting services based on contract accounting using either the percentage of completion method or completed contract method. We also note that for certain multiple element arrangements, if VSOE of fair value for all undelivered elements does not exist, revenue is deferred and recognized when VSOE of the fair value for undelivered elements has been established or when delivery of all elements occurs. Please tell us where you classify the revenues and related costs for these bundled arrangements in your Consolidated Statements of Operations. If you allocate the revenues between product and services please explain your allocation methodology, why you believe such presentation is reasonable and confirm to us that this presentation has been consistently applied. Assuming that your presentation of revenue and cost of revenues is considered reasonable for purposes of complying Rule 5-03(b)(1) and (2) of Regulation S-X, please ensure that your MD&A, Critical Accounting Policies and Estimates and footnote disclosures include a discussion of your allocation methodology and discuss the reasons for such allocation.

Response: The Company advises the Staff that an arrangement that does not qualify for separate accounting of the software license fee and consulting transactions represented less than 1% of each of those respective revenue line items and less than 1% of total revenues in each of the years ended January 31, 2008, 2007 and 2006. This typically occurs when we are requested to customize software or where we view the installation of our software as high risk in the customer’s environment. In these cases, the Company allocates these bundled arrangement fees to services revenues based on vendor specific objective evidence (VSOE) of fair value of similar consulting services. The remaining arrangement fees are then allocated to software license fee revenues. The associated consulting costs primarily consist of payroll and related costs to perform the services and are included in cost of maintenance, services and other. The associated license costs primarily consist of royalty expense which is included in cost of license.
The Company advises the Staff that multiple element arrangements for which VSOE of fair value does not exist for all undelivered elements represented less than 10% of each of those respective revenue line items and less than 5% of total revenues in the each of the years ended January 31, 2008, 2007 and 2006. This typically occurs when we introduce a new product or product bundles for which we have not established VSOE for maintenance or services under our VSOE policy. In the instances in which it has been determined that revenues on these bundled arrangements will not be recognized until VSOE has been established, at the time of recognition, the Company allocates these bundled arrangement fees to all of the non-license revenue categories based on VSOE of fair value of similar maintenance or consulting services. The associated costs primarily consist of payroll and related costs to perform both the services work and provide support and royalty expense related to the maintenance revenue. These costs are included in cost of maintenance, services and other. The remaining arrangement fees are then allocated to software license fee revenues using the residual method. The associated license costs primarily consist of royalty expense which is included in cost of license.
We confirm that the treatment as specified above has been consistent for the years ended January 31, 2008, 2007 and 2006.
In future filings, we will include a discussion of our allocation methodology as discussed in our response above in the Management’s Discussion and Analysis, Critical Accounting Policies and Estimates section of our 10-K document.
Note 1. Summary of Business and Significant Accounting Policies
Revenue Recognition, page 49
4.	We note from your disclosure on page 15 that the Company sells its products through indirect sales channels (i.e. distributors and sales agents). Please explain your revenue recognition policy for products sold through your sales channels. For instance, tell us whether revenue from your channel partners and resellers is recognized on a sell-in or sell through basis. If your policy differs amongst resellers, then please explain why. Also, tell us whether you offer your resellers any rights of return or price protection and if so, tell us how you account for such contingencies. Further, tell us how you considered including a discussion of your revenue recognition policy as it related to indirect sales in your footnote disclosures.
Response: The Company records revenue related to sales through commissionable sales agents when the end user submits an order to the Company, collectibility from the end user is probable, a signed license agreement from the end user has been received by the Company, delivery has been made to the end user and all other revenue recognition criteria have been satisfied in accordance with SOP 97-2, “Software Revenue Recognition.” Accordingly, the Company recognizes revenue on a sell-through basis when sold through sales agents. The Company’s revenue recognition policy does not differ among sales agents.

The Company records revenue related to sales through distributors when the distributor submits an order to the Company, indicating that a purchase commitment has occurred in accordance with the distributor’s reseller agreement, collectibility from the distributor is probable, a signed license agreement from the distributor has been received by the Company, delivery has been made to the distributor and all other revenue recognition criteria have been satisfied. The Company determines whether the fees in a distributor arrangement are fixed or determinable and whether collection of fees from the distributor is collectible in accordance with Paragraph 30 of SOP 97-2, “Software Revenue Recognition”. Accordingly, the Company recognizes revenue on the sell-in basis. Distributors do not make purchases for the purpose of holding inventory because the Company’s distributor agreements do not provide distributors with rights of return or price protection. The Company’s revenue recognition policy does not differ among distributors.
We advise the Staff that the Company derives less than 10% of revenues through distributors in the each of the years ended January 31, 2008, 2007 and 2006.
The Company did not previously disclose its revenue recognition policy related to sales agents and distributors because it does not derive a significant amount of its revenues from indirect channels. The Company advises the Staff that it will expand it’s discussion regarding its revenue recognition policy related to its indirect sales channels in future filings, as follows: “The Company executes arrangements through indirect sales channels via sales agents and distributors in which the indirect sales channels are authorized to market the Company’s software products to end users. In arrangements with sales agents, revenue is recognized on a sell-through basis once an order is received from the end user, collectibility from the end user is probable, a signed license agreement from the end user has been received by the Company, delivery has been made to the end user and all other revenue recognition criteria have been satisfied in accordance with SOP 97-2, “Software Revenue Recognition”. Sales agents are compensated on a commission basis. Distributor arrangements are those in which the resellers are authorized to market and distribute the Company’s software products to end users in specified territories and the distributor bears the risk of collection from the end user customer. The Company recognizes revenue from transactions with distributors when the distributor submits a written purchase commitment, collectibility from the distributor is probable, a signed license agreement is received from the distributor and delivery has occurred to the distributor, provided that all other revenue recognition criteria have been satisfied in accordance with SOP 97-2, “Software Revenue Recognition”. Revenue for distributor transactions are recorded on a net basis (the amount actually received by the Company from the distributor). The Company does not offer rights of return, product rotation or price protection to any of its distributors.”
Revenue Recognition, page 49 (continued)
5.	You indicate that the Company determines VSOE of the fair value of undelivered services based on historical evidence of stand-alone sale. Please explain further how you establish VSOE of fair value for each element. In this regard, please describe the process you use to evaluate the various factors that effect your VSOE including customer type, product, level of support and other pricing factors. Further address the issue that if your VSOE varies from customer to customer, how can you reasonably estimate fair value. We refer you to paragraph 10 of SOP 97-2.

Response: The Company establishes VSOE of fair value for its maintenance and consulting services based on the prices at which its customers purchase or renew annual maintenance or purchase consulting services on a stand-alone basis. The Company annually evaluates whether or not it has maintained VSOE of fair value for maintenance and consulting services based on such stand-alone sales for the previous one year period. The Company evaluates these transactions based using the “bell-shaped curve approach”.
Maintenance: The Company maintains a price list for maintenance which varies based on product and type of sale: whether sold directly to the end user or through a distributor. If sold through a distributor, list prices are based on a discount offered to the distributor. We perform our VSOE analysis for the Americas, EMEA and Asia Pacific populations. We have concluded that we have maintained VSOE of fair value for maintenance services because our stand-alone sales of maintenance services fall within a narrow range of variability: each maintenance VSOE population included at least 80% of stand-alone sales within a plus/minus 15% range of the respective median stand-alone sales price.
Consulting services: The Company consistently bases its calculation of consulting VSOE on the rates charged per hour on stand-alone consulting engagements by role type, by country. We have concluded that we have maintained VSOE of fair value for consulting services, when sold on a stand-alone basis, as the hourly rates fall within a narrow range of variability within each service offering: each consulting services VSOE population included approximately 80% of transactions within a plus/minus 15% range of the respective median stand-alone sales price.
Our VSOE does not vary from customer to customer within the VSOE classification for maintenance and consulting services.
Item 10, Directors, Executive Officers and Corporate Governance (incorporated from definitive proxy materials)
6.	You must briefly describe the business experience during the past five years of each director, executive officer, person nominated or chosen to become a director) or executive officer, person nominated or chosen to become a director or executive officer, and each person named in answer to paragraph © of Item 401 or Regulation S-K, including each person’s principal occupations and employment during the past five years. Refer to Item 401(e)(1) of Regulation S-K. We note that the business experience for Ms. Bellamy for the past five years has not been provided. We have the same concern with the business provided for Mr. Cunningham in your definitive proxy statement. Please ensure that future filings provide the required information.
Response: The Company will comply with the Staff’s comment by providing additional disclosure as requested in its future SEC filings, as applicable (“future filings”).
Item 11, Executive compensation (incorporated from definitive proxy materials)
Compensation Discussion and Analysis
7.	Your compensation discussion and analysis should provide an expanded analysis of how you arrived at and why you paid each particular level of compensation for 2008. For example, we note minimal discussion and analysis of how the Committee determined specific equity and non-equity awards. We would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for which compensation is being reported. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulations S-K. You should provide complete discussions of the specific factors considered by the Committee in ultimately approving this and other forms of compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

Response: The Company will comply with the Staff’s comment by providing additional disclosure as requested in its future filings.
Compensation Discussion and Analysis (continued)
8.	Please provide clear disclosure that addresses how each compensation component and your decision regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. Clarify whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. In doing so, please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the Committee’s decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation. Explain and place in context how you considered each element of compensation and why the determinations with respect to one element may or may not have influenced the Committee’s decisions with respect to other allocated or contemplated awards.
Response: The Company will comply with the Staff’s comment by providing additional disclosure as requested in its future filings.
Compensation Discussion and Analysis (continued)
9.	The compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section 11/B.! of Commission Release No. 33-8732A. In this regard, we note wide disparities in the equity and non-equity awards made in fiscal 2008 to Mr. and Mrs. Lopker compared to those made to your other named executive officers We would expect to see a detailed analysis of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.
Response: The Company will comply with the Staff’s comment by providing additional disclosure as requested in its future filings.
Compensation Discussion and Analysis (continued)

10.	You provide minimal discussion and analysis of the effect of individual performance on incentive compensation despite disclosure suggesting it is a significant factor considered by the Committee. You should provide additional detail and analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. You should also expand your discussion and analysis of the factors the Committee considered in establishing personal objectives for Mr. and Mrs. Lopker. See Item 402(b)(2)(vii) of Regulation S-K.
Response: The Company will comply with the Staff’s comment by providing additional disclosure as requested in its future filings.
Defined Cash Bonus Component, page 15
11.	With respect to amounts awarded under the Defined Cash Bonus Plan, please address how the Committee determined the specific awards based upon the achievement or non-achievement of the relevant performance metrics. We would expect to see a more focused discussion of your performance objectives and the extent to which target or maximum levels of performance goals were achieved and how achievement of the various corporate performance objectives and individual goals resulted in specific payouts under the plan. Please refer to paragraphs (b)(1)(v) and (b)(2)(v) and (vi) of Item 402 of Regulation S-K.
Response: The Company will comply with the Staff’s comment by providing additional disclosure as requested in its future filings.
Defined Cash Bonus Component, page 15 (continued)
12.	You state that you have elected not to disclose the targets used to determine quarterly and annual financial bonus payments because you believe these targets to be confidential information. If you are relying on Instruction 4 to Item 401(b) of Regulation S-K to omit these target levels, you should provide us with your competitive harm analysis, and you should disclose how difficult it will be for the executives or how likely it will be for the company to achieve the undisclosed target levels.
Response: The Company will comply with the Staff’s comment by providing in future filings additional disclosure as requested regarding performance objectives, or if it determines that such disclosure would cause competitive harm, it will discuss how difficult it will be for the executive or how likely it will be for the Company to achieve the undisclosed performance objectives.
Change in Control Agreement, page 17
13.	Where appropriate, please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the change in control agreements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also in the compensation discussion and analysis, discuss how these arrangement fit into your overall compensation objectives and affect the decision you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Response: The Company will comply with the Staff’s comment by providing additional disclosure as requested in its future filings.
Item 13, Certain Relationships and Related Party Transactions (incorporated from definitive proxy materials)
Policies and Procedures for Review and Approval of Related Party Transactions, page 26
14.	We note your discussion of your corporate code of conduct. Future filing should include a discussion of the material features of your policies and procedures for the review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K. While the features of such policies and procedures will vary depending on t he particular circumstances, examples of such features may include, among other things, the types of transactions that are covered by such policies and procedures and the standards to be applied pursuant to such policies. Refer to Item 404(b) of Regulation S-K.
Response: The Company will comply with the Staff’s comment by providing additional disclosure as requested in its future filings.
We believe this letter is responsive to your request. Do not hesitate to contact us should you need any additional information on this matter.
In addition, as requested in your Comment Letter, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely yours,
/s/ Daniel Lender
Daniel Lender
Executive Vice President, Chief Financial Officer
QAD Inc.